A special meeting of the fund's shareholders was held on March 15, 2011. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1

To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of Fidelity Congress Street Fund to Spartan 500 Index Fund in exchange solely for shares of beneficial interest of Spartan 500 Index Fund and the assumption by Spartan 500 Index Fund of Fidelity Congress Street Fund's liabilities, in complete liquidation of Fidelity Congress Street Fund.

	# of Votes	% of Votes
Affirmative	25,388,208.24	85.589
Against	3,971,383.02	13.388
Abstain	303,401.72	1.023
TOTAL	29,662,992.98	100.000